SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date April 15, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated April 15, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: April 15, 2005

SUCANON DIABETES DRUG INFOMERCIAL ON BIOTECH HOLDINGS WEBSITE

Vancouver, B.C., April 15, 2005 - Robert Rieveley, President of Biotech Holdings (the "Company", TSX-V: BIO.V; OTC BB: BIOHF) announced today that the Company^s Sucanon infomercial can now be viewed on Biotech Holdings^ website, www.biotechltd.com.

"We believe that the infomercial is an excellent presentation of Sucanon as a drug for reduction of symptoms of Type II Diabetes as well as being informative regarding the signs and effects of Type II Diabetes," Mr. Rieveley said.

"The infomercial includes an endorsement by the President of the Mexican diabetic association, Club Dulce Vida," Mr. Rieveley said.

"The infomercial has been produced by Intermarketing Express, who won an award for the Best Overall Latin American Long-Form Spot at the convention of the Electronic Retailing Association, held recently in Miami. This infomercial is going to be an important part of our aggressive advertising of Sucanon nationally in Mexico. We are coordinating the date for the start of infomercial advertising with Sucanon being available on the shelf in most major drugstore chains across Mexico. We will shortly be announcing the date for the beginning of infomercial advertising," Mr. Rieveley said.

"Since the infomercial has been produced for the Latin American market, it is in Spanish, but English-speaking viewers will also be able to follow much of the information provided regarding Type II Diabetes and the benefits of Sucanon as a treatment of the disease," Mr. Rieveley said.

Please go to http://www.biotechltd.com/products/productInfomercial.asp to view the infomercial.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: http://www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca.  For background information and current stock quotations, please visit Biotech^s website at http://www.biotechltd.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.